EXHIBIT 9(g)


                                    AGREEMENT

         This AGREEMENT is entered into as of the 1st day of July, 1997, by and between SEI Investments Management Corporation, a Delaware corporation ("SEI"), and First Bank National Association, a national banking association ("FBNA").

                                   WITNESSETH

         WHEREAS, SEI serves as administrator to First American Funds, Inc. ("FAF"), First American Investment Funds, Inc. ("FAIF"), and First American Strategy Funds, Inc. ("FASF," and together with FAF and FAIF, the "Funds"), pursuant to three separate Administration Agreements; one entered into by SEI and FAF and dated January 1, 1995 (the "FAF Agreement"); one entered into by SEI and FAIF and dated January 1, 1995 (the "FAIF Agreement"); and one entered into by SEI and FASF and dated October 1,1996 (the "FASF Agreement," and together with the FAF Agreement and FAIF Agreement, the "Administration Agreements"); and

         WHEREAS, FBNA serves as investment adviser to each of the Funds; and

         WHEREAS, FBNA and SEI desire to enter into this Agreement to set forth the terms and conditions relating to certain matters, including term of the Administration Agreements relating to SEI's services as administrator to such portfolios of the Funds ("Portfolios").

Section 1. Contract Terms. FBNA will recommend to the Board of Directors of each Fund that the Board approve, and use its best efforts to cause such approval of, Amended and Restated Administration Agreements, in the forms attached hereto as Exhibit A, that will contain the following provisions:

                  (a) The initial term of each Administration Agreement will be restated to extend the initial term through December 31, 1999.

                  (b) The initial term of each Administration Agreement will be automatically extended as of January 1, 1999 for one successive one-year period (i.e., through December 31, 2000) if SEI has met or exceeded the service level standards agreed to by FBNA and SEI (and attached hereto as Exhibit B) (the "Service Standards") on no less than 90% of such Service Standards on a cumulative basis during the period commencing July 1, 1997 and ending on December 31, 1998. Calculation of compliance with the Service Standards will be measured monthly as a fraction, the numerator of which is the number of Service Standard events that were met in such month and the denominator of which is the number of Service Standards events to be completed for such month ("Service Level Percentage"). SEI will calculate the compliance percentage, and the investment adviser for the Portfolios' will review such calculation on a monthly basis. Any disagreements will be reported to the Board of Directors of the Funds for resolution, in the Board's good faith judgement.

                  (c) The Administration Agreements will be terminable by the Funds on written notice delivered to SEI: (i) for any reason on six months prior written notice to SEI; (ii) in the event of SEI's bankruptcy or insolvency; (iii) in the event of a conviction of SEI for corporate criminal activity; (iv) if in any consecutive six-month period the average cumulative Service Level Percentage is less than 50%; (v) if SEI has materially failed to perform its responsibilities as administrator under the Administration Agreements, and such material failure has not been cured within 45 days after written notice is received by SEI specifying the nature of the failure; or (vi) by delivery to SEI of written notice of termination delivered no less than 180 days prior to the end of the Initial Term (as extended

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         if applicable), provided that if such notice is not so delivered, the
         Administration Agreements will automatically continue for one additional one-year term.

                  (d) The Administration Agreements will be terminable by SEI by delivery to the Portfolios of written notice: (i) if the Portfolios have materially failed to perform their responsibilities under the Administration Agreements, and such material failure has not been cured within 45 days after written notice is received by the Portfolios specifying the nature of the failure. (ii) by delivery to the Portfolios of written notice of termination delivered no less than 180 days prior to the end of the Initial Term (as extended if applicable), provided that if such notice is not so delivered, the Administration Agreements will automatically continue for one additional one-year term.

                  (e) The fees payable under the Administration Agreements will remain as set forth in the current Administration Agreements for the term (including any extension thereof through December 31, 2000) thereof. SEI agrees to waive the $50,000 annual administration minimum fee for the first 30 created portfolios aggregated across all Funds (based on date of inception of portfolios in existence on July 1, 1997 and thereafter adding newly created portfolios, and subtracting any portfolios that are subsequently closed or merged); and for all portfolios thereafter, in no event shall the annual administrative fee for any portfolio be less than $50,000.

Section 2. Fees Payable to FBNA. For so long as the Administration Agreements remain in effect, SEI will make available for payment to FBNA an amount, based on the aggregate average net assets of the Funds, calculated daily and paid monthly, at the following annual rates and for the time frames specified:

         (a) Until the later to occur of January 1, 1998 and the first full month that the Funds' average net assets are more than $19 billion:

                    Aggregate Net Assets                  Payment
                    --------------------                  -------

                    $0 - $8 billion                       1.25 bp
                    $8 billion - $16 billion              (.25) bp
                    $16 billion - $26 billion             2.5 bp
                    over $26 billion                      3.0 bp

         (b)      Thereafter:

                    Aggregate Net Assets                  Payment
                    --------------------                  -------

                    $0 - $8 billion                       2.9 bp
                    $8 billion - $16 billion              1.4 bp
                    $16 billion - $26 billion             2.5 bp
                    over $26 billion                      3.0 bp

The payment from the period July 1,1997 through December 31, 1997 will be paid to FBNA as a reimbursement of Fund-related marketing expenses pursuant to the Agreement attached hereto as Exhibit C. This Agreement will also include reimbursement for Fund-related marketing expenses for the period July 1, 1996 through June 30, 1997 in an amount not to exceed $500,000. Commencing January 1, 1998, SEI will appoint FBNA (or its designee) as sub- administrator for the Funds, pursuant to a Sub-Administration Agreement in the form attached hereto as Exhibit D, and the payments described in the table above will be paid as sub-administration fee. FBNA acknowledges and agrees that these payments must be disclosed to the Boards of Directors of the Funds in connection with the annual reapproval of the advisory agreements between the Funds and FBNA (or any affiliated successor advisor).

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Section 3. Termination Payment.

                  (a) In the event of a Trigger Event (as defined below), then FBNA or any of its affiliates shall, immediately upon demand by SEI, make a one-time cash payment to SEI equal to the net present value of the sum of (i) SEI's "Gross Profits" (as defined below) that SEI would have realized through the end of the then current terms on the Administration Agreements then in effect between SEI and any of the portfolios of the Funds (assuming for purposes of computing this payment that all Administration Agreements remained in effect through the end of the then current terms whether or not they actually remain in effect), based on the administration fees then in effect under such Administration Agreements, plus (ii) any fixed direct costs incurred by SEI in support of the Funds, which costs can not be terminated on less than 30 days notice. For purposes of this Section 3, "Gross Profits" shall mean gross revenue, plus costs to re-deploy or terminate these resources (e.g., retention and/or severance) less marketing budget, subadministration fees and committed marketing reimbursements, fund accounting and administration costs and SEI-employed wholesaler costs. For purposes of this Section 3, the net present value shall be determined using the following assumptions: (i) an assumed factor equal to the three year Treasury note rate in effect at the time of the Trigger Event plus 300 basis points; (ii) assumed assets equal to the average of the month-end net assets of the Funds for the six-month period immediately preceding the Trigger Event.

                  (b) For purposes of this Section 3, "Trigger Event" means any of the following:

                           (i) SEI is replaced as administrator to perform all
                  or part of the services provided by SEI to any of the Funds prior to the end of the then current terms of the Administration Agreements and FBNA or any of its affiliates or the immediate or subsequent successors or assigns of FBNA or any of its affiliates, directly or indirectly, without the consent of SEI, recommends to the Board of Directors of any of the Funds, that SEI be so replaced as administrator to perform all or part of such services, or otherwise supports such replacement, unless such recommendation is necessary because SEI had materially failed to perform its responsibilities as administrator as determined by the Board of Directors of the Funds in the Board's good faith judgement;

                           (ii) in the event that any of the Funds is merged or
                  reorganized into another fund that SEI does not administer;

                           (iii) SEI's monthly administration fee, on an
                  annualized basis, earned under the Administration Agreements is reduced in any month by more than 10% as compared to SEI's average monthly administration fee earned during the immediately preceding twelve-month period, other than a reduction due to a general market decline or due to FBNA or any of its affiliates exiting a line of business (such as corporate trust); provided that SEI delivers to FBNA written notice that SEI believes in its reasonable business judgment (in light of information available to SEI) that the reduction is due to action, intent or participation of FBNA or any affiliate of FBNA to systematically reduce the assets in the Funds.

Section 4. Termination For Convenience. In the event, and only in the event, that the Administration Agreements are terminated by the Funds by exercise of their right to terminate for any reason on six months prior written notice (as described in Section 1(c)(i) above), FBNA shall pay to SEI within 30 business days a one-time lump sum payment. This amount shall be equal to the gross fees that SEI would have realized through the end of the then current terms of the Administration Agreements less sub administration fees, committed marketing reimbursements and marketing budget, based upon the average month-end assets of the Funds for the six-month period immediately preceding the termination date.

Section 5. FBNA Responsibilities. Effective July 1, 1997, FBNA will assume full financial responsibility (e.g., salary, benefits, incentive compensation, expenses) for all wholesalers performing services for the

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Funds. After June 30, 1997, SEI shall have no further responsibility with respect to such wholesalers. In addition, FBNA agrees to provide an experienced and qualified full-time employee dedicated to the marketing of the Funds.

Section 6. SEI Responsibilities. SEI will maintain the current level of personnel support provided to the Funds through the remainder of the term of the Administration Agreements; namely, relationship manager, account director, tactical marketing person, strategic marketing person on a limited basis (i.e., year end planning, special circumstances) and on-site operations person. Each of these personnel will have the proper skill, training and background so as to be able to perform in a competent and professional manner.

Section 7. Miscellaneous Provisions.

                  (a) This Agreement is the sole Agreement between SEI and FBNA or any of its affiliates with respect to the subject matter hereof and it supersedes all prior agreements, and understandings with respect thereto, whether oral or written (including but not limited to, the letter agreement dated March 14, 1997 between First Bank System, Inc. and SEI). No modification to any provision of this Agreement shall be binding unless in writing and signed by both SEI and FBNA. No waiver of any rights under this Agreement will be effective unless in writing signed by the party to be charged. This Agreement may not be modified or altered except by written instrument duly executed by both parties. All of the terms, obligations and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors of the parties hereto.

                  (b) This Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota, without giving effect to any conflict of laws provisions. If any provision of this Agreement or application thereof to anyone or under any circumstances is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provision or application of this Agreement which can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable such provision or application in any other jurisdiction.

                  (c) This Agreement shall be effective upon the approval of the Board of Directors of each of the Funds of the Amended and Restated Administration Agreements in the forms attached hereto as Exhibit A. In the event that such Agreements are not approved for each Fund to be effective as of July 1, 1997, then this Agreement shall be null and void and of no force and effect.

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         IN WITNESS WHEREOF, the parties hereto, through the signatures of their duly authorized representatives, have entered into this Agreement as of the date first above written.


SEI INVESTMENTS MANAGEMENT CORPORATION


By: /s/ Kevin P. Robins
    ------------------------------
    Name: Kevin P. Robins
    Title: Senior Vice President


FIRST BANK NATIONAL ASSOCIATION


By: /s/ Jeff Wilson
    ------------------------------
    Name: Jeff Wilson
    Title: Vice President